FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                      For the month of February 2005 No. 2

                            TOWER SEMICONDUCTOR LTD.
                (Translation of registrant's name into English)


                   P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes [_]     No [X]

     On February 10, 2005, the Registrant announced the appointment of Udi Hillman to acting Chief Executive Officer. Attached hereto is a copy of the press release.

     This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                       TOWER SEMICONDUCTOR LTD.



Date: February 10, 2005                                By: /s/ Tamar Cohen
                                                       -------------------
                                                       Tamar Cohen
                                                       Corporate Secretary

            TOWER SEMICONDUCTOR APPOINTS UDI HILLMAN TO ACTING CHIEF
                               EXECUTIVE OFFICER

MIGDAL HAEMEK, ISRAEL - February 10, 2005 - Tower Semiconductor (NASDAQ:TSEM; TASE:TSEM) announced today the appointment of Udi Hillman to acting chief executive officer, effective as of today. Hillman's nomination allows the board of directors of the company to continue to search for a new CEO to the company.


Ehud (Udi) Hillman (52) served as a director of Tower from October 1996 through August 1999 and was reappointed to the Board in January 2000, serving as Vice Chairman of the Board since January 2001. Since March 2001, Mr. Hillman serves as President and Chief Executive Officer of ICTech, the technology holding company of Israel Corporation. Mr. Hillman serves as a member of the Board of Directors of ZIM Israel Navigation Company Since February 2004 and some other companies related to Israel Corporation group. He served as Chief Financial Officer of Israel Corporation from September 1996 to 1997 and as Executive Vice President and Chief Financial Officer from May 1997 to 2001. Mr. Hillman served as a director of several subsidiaries of Israel Corporation, including Israel Chemicals Ltd., ZIM Israel Navigation Company and others. Prior thereto, Mr. Hillman was Vice President and Controller of Clal Industries Ltd. and a director of several companies in the Clal Group.


ABOUT TOWER SEMICONDUCTOR LTD.
Tower Semiconductor LTD. is a pure-play independent wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from
1.0 to 0.13 micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 micron and can produce up to 16,000 150mm wafers per month. Fab 2 features 0.18 micron and below process technologies, including foundry-standard technology. When fully equipped, Fab 2 is expected to offer full production capacity of 33,000 200mm wafers per month. Tower's Web site is located at www.towersemi.com.

CONTACT:

     Tower Semiconductor USA
     Michael Axelrod, +1 408 330 6871
     pr@towersemi.com

           or

     Pacifico Inc.
     PR Agency Contact
     Mary Curtis, +1 408 293 8600
     mcurtis@pacifico.com

           or

     Fusion IR & Communications
     Investor Relations Contact
     Sheldon Lutch, +1 212 268 1816
     sheldon@fusionir.com